Exhibit 99.1

Anghami Reports Full Year 2021 Financial Results with Total Revenue of
$35.5 Mn, Up 16% Year-Over-Year, and Preliminary Q1 2022 Revenue of
$9.3 Mn Up 23%

FINANCIAL HIGHLIGHTS 2021

●	Total revenue increased to $35.5 million in 2021 – (16% year-over-year) with overall gross margin reaching 25.5%

●	Subscription revenue reached $25.7 million in 2021 – notably by converting 43% more paying subscribers into the monthly plan

●	Advertising revenues grew by 70% to $9.8 million – with advertising gross margin growing from 38% in 2020 to 53% in 2021

PRELIMINARY UNAUDITED RESULTS FOR Q1 2022

●	Total revenue increased 23% year-over-year to $9.3 million driven by the growth in subscription revenue growing 26% year-over-year

●	18.5 million active users representing growth of 20% year-over-year

●	ARPU grows 10% year-over-year driven by 43% growth in monthly paying subscribers

May 17, 2022 09:25 AM Eastern Daylight Time

ABU DHABI, United Arab Emirates--(BUSINESS WIRE)--Anghami Inc. (Nasdaq: ANGH) (the “Company” or “Anghami”) today announced that it has filed its annual report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2021, with the U.S. Securities and Exchange Commission on Friday, May 13, 2022. The Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at https://www.anghami.com/investors. In addition, the Company’s stockholders and warrant holders may receive a hard copy of the Form 20-F, which includes the Company’s complete audited financial statements, free of charge by requesting a copy from the Company’s Investor Relations department at ir@anghami.com

For the year ended December 31, 2021, Anghami’s paid subscribers increased to 1.4 million, driven by improved customer retention, the introduction of new subscription plans and smart billing enhancements. Subscription revenue also increased due to a focus on monthly subscriptions1, which grew by 47% year-over-year to 1.2 million users in 2021.

Ad-Supported revenues for the year ended December 31, 2021, increased as brands restarted investment in advertising after the pandemic, which resulted in a 70% growth in ad revenue year-over-year, driven by an increase in bespoke branded content production, content promotion and in-house productions.

[1]	Anghami offers multiple premium subscription plans (daily, weekly, monthly, quarterly and yearly). These subscription numbers do not include trials.

Growing partnerships and exclusive content: Accelerating support for the Arab artist community and delivering unique interactive user experiences.

Anghami has expanded its partnerships with telecom operators across the region from 35 to 41 as of December 2021 to offer its market leading music services to a larger audience.

In 2021, Anghami also partnered with Amazon Prime to offer its services to Prime members in the UAE and Saudi Arabia — and with Amazon Alexa to create an enhanced interactive experience for Amazon Echo device users. To this end, an integration with Amazon has been developed to provide users in the UAE and Saudi Arabia with a seamless, innovative experience in Arabic and English.

Exclusive offerings and originals: to further differentiate and reward its users, Anghami announced a strategic, exclusive, multi-year partnership with global megastar and most streamed middle eastern artist Amr Diab during February 2022 — as an exclusive platform for his past and upcoming music and video releases, in addition to other exclusive benefits. By March 2022, Amr Diab had recorded a 21% increase in the streaming market share on Anghami.

Rotana: In April 2022, the company announced the return of Rotana Music, the world’s largest Arabic music label, which also represents the largest group of artists from the GCC2, after almost three years of Rotana’s absence from the Anghami platform. This has strengthened our position as the region’s leading music streaming platform, resulting in higher user engagement and a 17% improvement in Anghami’s Day 1 retention in the first week after Eid3. The Rotana Library also supports the growth of the platform, especially in the key Saudi Arabian market where Rotana’s artist concentration is high, user interest is high, and we believe is expected to create more B2B opportunities.

Podcasts: Daily podcast users grew 77% in 2021 compared to 2020, driven by improvements to the product that enhances Anghami’s understanding of user behavior through more user engagement. Moreover, the podcast offering improved after Anghami partnered with multiple podcast networks and created its own podcast shows. This resulted in a 20% year-over-year growth in Anghami’s user consumption of non-music content, further highlighting the growth potential of the podcast segment & product.

Vibe Music Arabia: In late 2021, Anghami launched Vibe Music Arabia — a joint venture label with Sony Music Middle East that will invest in independent and emerging Arab artists in the GCC, Levant and Saudi Arabia to create modern Arabic music with greater global appeal. Moreover, Anghami has expanded its in-house production capabilities to create a larger pipeline of exclusive Anghami Originals and Anghami sessions, providing trendy local artists with wider reach and enhanced exposure.

[2]	The GCC or Gulf Cooperation Council, is an economic union that consists of Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates.

[3]	Eid or Eid al-Fitr is the one of two official holidays celebrated by Muslims worldwide marking the end of the month-long dawn-to-sunset fasting of Ramadan.

Preliminary Unaudited Numbers Results for Q1 2022

Preliminary unaudited total revenue for the first quarter of 2022 of $9.3 million, an increase of 23% year-over-year compared to the Q2 2021.

Subscription revenue increased 26% year-over-year to $7.3 million in Q1 2022, with ARPU increasing 10% to $1.87 - and telco partnerships expanded to 45 telcos by March 2022.

The total number of active users increased by 20% year-over-year to 18.5 million in Q1 2022. The growth of users was driven by increased localization, namely in Arabic and original content, an improved recommendation engine, unique social features and special activations in several countries.

Leveraging data and analytics to improve user experience: Anghami’s algorithms have continued to improve, resulting in a 7% increase in monthly user engagement, as well as a 9% year-over-year increase in median weekly streaming time reaching 82 minutes per day. On the social front, user interaction increased by 50% during the same period.

New brand identity: In the first quarter of 2022, Anghami unveiled a completely new brand identity to support the next phase of growth. Anghami’s new brand positioning is underpinned by a new logo and visual identity, which consists of four colored lines representing a “traveling voice” that carries Anghami’s message to the world. The lines bring to life the voices of the many Arab creators and storytellers who share their voices on Anghami and are an invitation to people around the world to enjoy, create with, and celebrate Arab culture.

Live Radio: In May 2021, Anghami launched Live Radio, an innovative real-time music and audio experience that allows users to tune in, listen to music together, and interact in real-time. In Q1 2022, the Mic feature4 was introduced for all premium users, allowing them to create radio channels, to share discussions, music and more resulting in usage averaging 1 hour 5 minutes per day per active live radio user.

Dish Networks : In January 2022, as part of our commitment to capitalize on a major opportunity in the Arab Diaspora and expand our user base beyond the MENA region, we launched a partnership between Anghami and SLING to provide subscribers with special access and tailored offers for premium paid content, bringing Arab consumers the ultimate Arabic music and TV entertainment experience in the U.S., as well as opening Anghami as a freemium offering for the first time outside the Middle East and North Africa.

Arabic only: Anghami launched an Arabic-only tariff for the first time, which currently has more than 35,000 subscribers and targets the mid- to-low price segment in Egypt, with an affordable tariff that can be deployed in other low ARPU markets — supported by marketing from mobile operators.

[4]	Mic feature or Microphone feature allows any live radio host to talk like a real radio host over the music.

Ramadan: Just in time for Ramadan5 2022, Anghami launched “Live Ramadan with Anghami,” a customized experience with a mix of spiritual, meditative and entertainment content - with special live broadcasts from content creators from partner networks on topics such as spiritual health, entertainment and sports. This campaign helped increase customer retention by 30% compared to previous years.

TOD/BeIN: Anghami partnered with TOD (www.tod.tv) from beIN6 to stream world class sports audio content starting in Ramadan to capitalize in the run up to the FIFA World Cup Qatar 2022.

Hardware partnerships: In line with our goal to be where our customers spend more time with Anghami, we’ve partnered with LG TV in 17 countries across the MENA region, where Anghami will feature prominently on the smart TV launcher. Also, for the first time, there’s an Anghami app for Fitbit watches with a special promotion in the United Arab Emirates and Saudi Arabia.

Anghami Lab: In August 2021, Anghami announced a joint venture with Addmind (www.addmind.com), a leading hospitality group in the MENA region. We expect to launch in Q3 2022 Anghami Lab, a music venue, lounge and studio — our first of many locations starting in Riyadh Saudi Arabia, where music creators can experiment by collaboratively creating music inspired by Arab and international cultures to be performed at the venue.

Eddy Maroun, Co-founder, and Chief Executive Officer of Anghami, said, “2021 was a very special year for us, with many significant milestones leading up to our listing on NASDAQ paving the way to achieve our growth goals that started to flourish in Q1 2022. In terms of partnerships, our exclusive deals with artists such as megastar Amr Diab, Original content and our label initiative Vibe Music Arabia with Sony Music, Amazon Prime & Alexa, TOD/BeIN and our renewed partnership with Rotana Music have strengthened our ability to provide an unparalleled experience to our users, with the largest Arabic content offering on top of the world’s repertoire. This is in line with our goal to expand the Arabic culture through content and technology. As we grow further towards being an entertainment platform, we are working to bring innovative concepts like Anghami Lab to life – to be the first immersive experience of its kind, connecting the online and offline worlds and bridging the gap between digital and traditional entertainment while supporting local creator communities.”

F. Jacob Cherian, Co-Chief Executive Officer of Anghami, commented, “Anghami has met many expectations in the run-up to its Nasdaq listing and remains committed to launching more innovative offerings, expanding its global reach and delivering value to customers through best-in-class content and innovative new features. We are confident that this positive development will continue through 2022 as we benefit from our growing partnerships and offerings.”

[5]	Ramadan a month observed by Muslims worldwide as a month of fasting, prayer, reflection and community

[6]	beIN is a global network of sports tv & media channels, that has played a major role in the increased commercialization of sports in the MENA region and carries most football & World Cup events in the region.

SUMMARY USER STATISTICS AND FINANCIAL METRICS[7]

USER STATISTICS

	FY 2020	FY 2021	YoY (%)	Q1 2021	Q1 2022	YoY (%)
Premium Subscribers[8]	1,416,521	1,439,480	2%	1,344,122	1,512,313	13%
Monthly Paying Subscribers[9]	797,984	1,173,127	47%	870,124	1,240,852	43%
ARPU[10]	$1.85	$1.92	4%	$1.70	$1.87	10%

FINANCIAL METRICS

Revenue ($USD)	FY 2020	FY 2021	YoY (%)	Q1 2021	Q1 2022	YoY (%)
Subscription Revenue	$24,715,271	$25,664,145	4%	$5,826,621	$7,326,625	26%
Ad-Supported Revenue	$5,803,085	$9,840,247	70%	$1,766,187	$1,988,047	13%
Total Revenue	$30,518,356	$35,504,392	16%	$7,592,808	$9,314,672	23%

[7]	Certain monetary amounts, percentages, and other figures included have been subject to rounding adjustments.

[8]	Premium Subscribers including trials, based on the last month of period.

[9]	Monthly Paying Subscribers are Premium Subscribers (excluding daily subscribers and excluding trials), based on last month of period.

[10]	ARPU in $USD is the monthly revenue from Premium Subscribers (excluding trials), based on an average for the period.

About Anghami Inc.

The first, most established and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music and entertainment, creating artists, and connecting people. With its extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising 72 million songs and licensed content from leading Arabic labels, independent artists, and distributors, available for 75 million registered users. Anghami has established 40+ Telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with and featuring music from major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network and is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA and has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic and French, and remains close to its customer base.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Preliminary Unaudited Results for the Quarter Ended March 31, 2022

The selected preliminary unaudited results and key performance indicators included herein are based on the Company’s preliminary estimated results for the quarter ended March 31, 2022 and are subject to revision based upon the completion of the Company’s quarter-end financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary reports which are subject to change in connection with the completion of the Company’s normal closing procedures and such changes could be material. However, management believes these preliminary unaudited results and key performance indicators are reasonable. The Company’s preliminary unaudited results and key performance indicators are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company’s actual results may differ materially from these estimates. You should not place undue reliance on these estimates.

Contacts

Investor Contact :
Questions for the Investor Relations department can be sent to ir@anghami.com

Middle East Media Contacts :
Dhanya Issac / Omar Nasro, ASDA’A BCW
Dhanya.Issac@bcw-global.com / Omar.Nasro@bcw-global.com